Exhibit 12.1

Kimball Hill, Inc.

Computation of earnings to fixed charges

Amounts in thousands, except ratio of earnings to fixed charges

	Year ended September 30,					Three months ended
	2001	2002	2003	2004	2005	December 31, 2005
EARNINGS:
Earnings before income taxes	$30,151	$41,055	$60,202	$82,984	$137,523	$24,405
Less: Equity in income of unconsolidated joint ventures	(1,518)	(1,123)	(618)	(833)	(3,282)	(157)
Minority interests in net earnings of consolidated partnerships	3,603	4,453	4,122	4,232	6,152	359
Fixed charges (from below)	33,407	25,242	30,774	31,668	39,546	11,605
Distributed income from unconsolidated joint ventures	1,518	1,123	618	833	3,282	157
Less: Interest capitalized	(32,643)	(24,300)	(29,015)	(30,016)	(38,221)	(11,183)
Interest amortized to cost of sales	34,016	19,584	26,883	35,382	27,696	5,046

Earnings available for fixed charges	$68,534	$66,034	$92,966	$124,250	$172,696	$30,232

FIXED CHARGES:
Interest incurred, including capitalized amounts and amortization of debt costs	$32,712	$24,546	$29,964	$30,641	$38,255	$11,187
Estimated interest component of rent expense	695	696	810	1,027	1,291	418

Total fixed charges	$33,407	$25,242	$30,774	$31,668	$39,546	$11,605

RATIO OF EARNINGS TO FIXED CHARGES	2.05	2.62	3.02	3.92	4.37	2.61